SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MPW Industrial Services Group Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

553444100

(CUSIP Number)

Noir Acquisition Corp.

c/o Monte R. Black, President

9711 Lancaster Road, SE

Hebron, Ohio 43025

(740) 927-8790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553444100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Noir Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

6,312,654 shares
8. SHARED VOTING POWER:

0 shares
9. SOLE DISPOSITIVE POWER:

6,312,654 shares
10. SHARED DISPOSITIVE POWER:

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,312,654 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares, without par value (“Common Shares”) of MPW Industrial Services Group, Inc. (“MPW”). MPW’s principal executive offices are located at 9711 Lancaster Road. SE, Hebron, Ohio 43025.

Item 2. Identity and Background.

This Schedule 13D is being filed by Noir Acquisition Corp. (“NAC”).

NAC’s principal place of business is 9711 Lancaster Road, SE, Hebron, Ohio 43025. NAC’s principal business is to serve as an acquisition vehicle in the proposed merger with MPW as described in Item 3 below. NAC has not been convicted in any criminal proceeding or been a party to a civil proceeding in the last five years.

Item 3. Source and Amount of Funds or Other Considerations.

On April 14, 2006, MPW and NAC entered into an Agreement and Plan of Merger (the “Merger Agreement”). The terms and conditions of the proposed merger transaction (the “Merger”) are set forth in the Merger Agreement. Monte R. Black, Chairman, Chief Executive Officer and President of MPW, and certain members of his immediate family and a trust created for the benefit of certain members of his immediate family (collectively, the “Black Family”) are the only shareholders of NAC. After the effective time of the Merger, NAC will be merged into MPW, with MPW surviving the Merger, and the Articles of Incorporation of MPW will be amended to be identical to the Articles of Incorporation of NAC (with the exception of the article providing the name of the corporation).

To facilitate the Merger and the transactions under the Merger Agreement, on August 4, 2006, the members of the Black Family gifted all of the Common Shares of MPW held by them to NAC. No Common Shares were purchased by NAC, and NAC used no funds in the transaction.

Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, NAC will merge with and into MPW, with MPW surviving the Merger. Each outstanding Common Share of MPW not directly or indirectly owned by NAC, the Black Family or MPW will be acquired by NAC for cash consideration of $2.55 per share. Following the consummation of the Merger, the Common Shares will be delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, as amended.

The Merger Agreement has been approved by the boards of directors of both MPW and NAC, with approval of the Merger Agreement being recommended to the board of MPW by a special committee of independent directors. The Merger must also be approved by 66 2/3% of MPW’s outstanding Common Shares. NAC owns approximately 58.9% of the total outstanding Common Shares and it intends to vote for the approval of the Merger and adoption of the Merger Agreement.

Other than as set forth in the Merger Agreement and this Statement, NAC has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, NAC intends to review continuously MPW’s business affairs, capital needs and general industry and economic conditions, and, based on such review, may, from time to time, increase its ownership of Common Shares of MPW, approve an extraordinary corporate transaction with regard to MPW or engage in any of the events set forth in Items 4(a) through (j), except that NAC currently has no intention of selling any Common Shares.

The information set forth in response to Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) NAC beneficially owns 6,312,654 Common Shares, representing approximately 58.9% of the total issued and outstanding Common Shares.

(b) NAC has sole investment and voting power over 6,312,654 Common Shares

(c) Other than the acquisition of the Common Shares through gifts from members of the Black Family as reported in this Schedule 13D, NAC has not effected any transactions in the Common Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by NAC.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Statement are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger dated as of April 14, 2006, between Noir Acquisition Corp. and MPW Industrial Services Group, Inc.*

*	Incorporated by reference to MPW’s Current Report on Form 8-K for the event on April 14, 2006, filed with the Securities and Exchange Commission on April 20, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2006

NOIR ACQUISITION CORP.

By:	/s/ Monte R. Black
Name:	Monte R. Black
Its:	President